EXHIBIT 21

NAME	JURISDICTION OF ORGANIZATION
Health Technology Solutions, Inc.	Florida
ClinLab, Inc.	Florida
Medical Mime, Inc.	Florida
Advanced Molecular Services Group, Inc.	Florida
Genomas, Inc.	Delaware
CollabRx, Inc.	Delaware